UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 2005

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

                          Form 20-F__X__ Form 40-F_____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes____ No__X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated April 20, 2005:
"Dialog Semiconductor reports first quarter 2005 results"

Part 2 Interim Report as of March 31, 2005

Dialog Semiconductor Reports First Quarter 2005 Results

     KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--April 20, 2005--Dialog Semiconductor Plc (FWB:DLG)(Nasdaq:DLGS):

     --   First quarter revenues of EUR 18.6 million, loss per share EUR 0.09

     -- Doubling of LCD display driver IC revenue compared to Q4 2004; ramp up of color LCD drivers to Sharp for major mobile phone manufacturers

     -- Diversification of customer base - five major customers each representing 10% or more of revenue; no single customer greater than 25%

     --   Reduction in operational costs of 8.2% compared to Q1 2004

     --   Positive free cash flow

     Dialog Semiconductor Plc (FWB:DLG, Nasdaq:DLGS) today reported sales of EUR
18.6 million for the first quarter of 2005 (compared to EUR 23 million for Q1
2004). Sales from products for automotive/industrial increased by 16% compared to Q1 2004; however this was not sufficient to offset the lower wireless revenue for Q1 2005 which were down by EUR 5.3 million compared to Q1 2004. The Company's operational costs in Q1 2005 have been reduced by 8.2% compared to Q1 2004, and by 13.8% compared with Q4 2004. This optimization of costs together with tight control of the Company's working capital cost and capital expenditure resulted in a positive free cash flow. Key developments during the quarter were strong growth in demand for LCD display drivers, including the start of volume shipments to Sharp for leading mobile handset manufacturers; and the success in developing a broader customer base for the company's products. These factors place Dialog Semiconductor in a good position to achieve single digit percentage growth for the full year 2005.
     Roland Pudelko, CEO & president said, "Q1 2005 revenues have decreased from levels achieved in Q1 2004 as a major customer consolidated its inventory holdings given its challenging market conditions. Revenues from other customers grew more than 70% compared to Q1 2004. The most encouraging development for Dialog Semiconductor during the first quarter of 2005 is our success in LCD display drivers. The forecast consumer demand for handsets with more sophisticated multiple displays is being reflected in the interest we are seeing in our ICs. As both 2.5G and 3G service providers push improved entertainment, information and gaming capabilities on handsets, we expect to see a continuation of the strong demand in display driver ICs."
     Pudelko added, "Dialog Semiconductor's revenue continues to be driven by demand for integrated power management and audio ICs. However display driver ICs and system-on-chip (SoC) solutions for automotive are now providing a much higher proportion of our revenues. This product portfolio has allowed us to widen our customer base: we can report five customers each representing 10% or more of our Q1 revenue. Of these, two are among the top 10 global mobile handset manufacturers."
     The Company's interim report as of March 31, 2005 has been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and is available at www.dialog-semiconductor.com.

     Information about Dialog Semiconductor

     Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

     Forward Looking Statement

     This press release contains "forward-looking statements" that reflect management's current views with respect to future events. The words "anticipate," "believe," "estimate, "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report and under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

                Selected Financial Data (in accordance with IFRS)

                                          Three           Three
                                          months          months
(in thousands of EUR,                   ended March     ended March   Year ended
except per share, equity                 31, 2005        31, 2004      December
ratio and employee data                 (unaudited)     (unaudited)    31, 2004

Earnings data
Revenues                                   18,596          23,000       116,044
--------------------------------------------------------------------------------
Research and development                   (6,861)         (7,474)      (29,592)
--------------------------------------------------------------------------------
Operating loss                             (4,646)         (2,674)       (6,739)
--------------------------------------------------------------------------------
Net loss                                   (3,990)         (1,536)       (6,393)
--------------------------------------------------------------------------------
Cash flow from operations                   1,828           3,843        (8,601)
--------------------------------------------------------------------------------

Balance Sheet data
Cash and cash equivalents                  14,787           6,650        13,977
--------------------------------------------------------------------------------
Marketable securities                      17,162          46,802        17,542
--------------------------------------------------------------------------------
Liquid Assets                              31,949          53,452        31,519
--------------------------------------------------------------------------------
Shareholders' equity                      104,502         112,545       108,227
--------------------------------------------------------------------------------
Equity ratio in %                            90.2            86.0          84.5
--------------------------------------------------------------------------------
Total assets                              115,913         130,842       128,024
--------------------------------------------------------------------------------
Capital expenditures                        1,068           3,256        12,321
--------------------------------------------------------------------------------

Share data
Basic loss per share                        (0.09)          (0.03)        (0.13)
--------------------------------------------------------------------------------
Number of shares in thousands
(period end)                               44,094          44,069        44,025
--------------------------------------------------------------------------------

Other data
Employees (period end)                        280             276           296
--------------------------------------------------------------------------------


Investor Information

Corporate Calendar

   May 11, 2005          Annual shareholders' meeting
   July 20, 2005         Release of second quarter results
   October 19, 2005      Release of third quarter results


     CONTACT: Dialog Semiconductor
              Birgit Hummel
              Telephone +49-7021-805-412
              Fax +49-7021-805-200
              E-mail birgit.hummel@diasemi.com
              Internet www.dialog-semiconductor.com

    Part 2 Interim Report as of March 31, 2005

    Table of Contents

    Operating and Financial Review
        Results of Operations
        Liquidity and Capital Resources
    Unaudited Interim Consolidated Financial Statements
        Interim Consolidated Income Statement
        Interim Consolidated Balance Sheets
        Interim Consolidated Statements of Cash Flows
        Interim Consolidated Statements of Changes in Shareholders' Equity Notes to the Interim Consolidated Financial Statements (Unaudited)

    Operating and Financial Review

    Forward-looking statements

    This interim report contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

     Three months ended March 31, 2005 compared to three months ended March 31, 2004:

                          Three months      Three months
                           ended March       ended March
                            31, 2005          31, 2004
(in thousands of EUR )     (unaudited)  %    (unaudited)  %   Change %
----------------------------------------------------------------------

Revenues                    18,596    100.0   23,000    100.0  (19.1)
----------------------------------------------------------------------
Cost of sales               (13,495)  (72.6)  (15,060)  (65.5) (10.4)
----------------------------------------------------------------------
Gross margin                 5,101    27.4     7,940    34.5   (35.8)
----------------------------------------------------------------------
Selling and marketing
 expenses                   (1,433)   (7.7)   (1,228)   (5.3)  16.7
----------------------------------------------------------------------
General and administrative
 expenses                   (1,209)   (6.5)   (1,460)   (6.3)  (17.2)
----------------------------------------------------------------------
Research and development    (6,861)   (36.9)  (7,474)   (32.5) (8.2)
----------------------------------------------------------------------
Amortization of intangible
 assets                      (244)    (1.3)    (452)    (2.0)  (46.0)
----------------------------------------------------------------------
Operating loss              (4,646)   (25.0)  (2,674)   (11.6) 73.7
----------------------------------------------------------------------
Interest income, net          152      0.8      359      1.6   (57.7)
----------------------------------------------------------------------
Foreign currency exchange
 gains and losses, net        539      2.9     (111)    (0.5)  585.6
----------------------------------------------------------------------
Recovery of investment        28       0.2      54       0.2   (48.1)
----------------------------------------------------------------------
Result before income taxes  (3,927)   (21.1)  (2,372)   (10.3) 65.6
----------------------------------------------------------------------
Income tax (expense) /
 benefit                      (63)    (0.3)     836      3.6  (107.5)
----------------------------------------------------------------------
Net loss                    (3,990)   (21.4)  (1,536)   (6.7)  159.8
----------------------------------------------------------------------

    Results of Operations

    Revenues

    Revenues were EUR 18.6 million for the three months ended March 31, 2005 compared with EUR 23.0 million for the corresponding period in the prior year. The decrease of 19% in revenues primarily results from lower sales volumes in our wireless communication market which more than offset an increase in revenues in our automotive / industrial applications sector during the period. Revenues in the wireless communications sector were EUR 12.0 million for the three months ended March 31, 2005 compared with EUR 17.3 million for the corresponding period in the prior year, comprising 64% and 75% of our total revenues for the three months ended March 31, 2005 and 2004, respectively. Revenues from our automotive / industrial applications sector were EUR 6.6 million and EUR 5.7 million, representing 36% and 25% of our total revenues for the three months ended March 31, 2005 and 2004, respectively. Due to shipments during the balance of 2005 of new products currently entering volume production we expect revenues for the year ended December 31, 2005 to be higher than those for the year ended December 31, 2004. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2005 will also be highly dependent on continued growth in the worldwide market for cellular handsets. We cannot give any assurance that this growth trend will continue throughout 2005.

    Cost of Sales

    Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased by 10% from EUR 15.0 million (or 65.5% of our total revenues) for the three months ended March 31, 2004 to EUR 13.5 million (or 72.6% of our total revenues) for the three months ended March 31, 2005 in line with decreased production volumes. In addition, as a result of lower production volume, our internal testing operation has been running at an decreased utilization level, which in turn has increased per unit production costs and increased cost of sales as a percentage of total revenues.

    Gross Margin

    Our gross margin decreased from 34.5% of revenues for the three months ended March 31, 2004 to 27.4% of revenues for the three months ended March 31, 2005. The increase in per unit production costs was the primary factor contributing to the decrease in our gross margin. In addition, as a result of introducing new products to volume production in the last months, per unit production costs increased during their ramp-up phase and also increased cost of sales as a percentage of total revenues.

    Selling and Marketing Expenses

    Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from EUR 1.2 million for the three months ended March 31, 2004, to EUR 1.4 million for the three months ended March 31, 2005, due primarily to an increase in sales commissions incurred in connection with higher sales volumes of products subject to commission payments. As a percentage of total revenues, selling and marketing expenses increased from 5.3% to 7.7%.

    General and Administrative Expenses

    General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased from EUR 1.5 million for the three months ended March 31, 2004 to EUR 1.2 million for the three months ended March 31, 2005 due primarily to lower legal fees and other costs incurred in connection with the filing of patent applications. General and administrative expenses increased from 6.3% of total revenues to 6.5% of total revenues resulting from the proportionally lower revenue base.

    Research and Development

    Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new application specific integrated circuits ("ASICs") and application specific standard products ("ASSPs"). Research and development expenses decreased 8% from EUR 7.5 million for the three months ended March 31, 2004 to EUR 6.9 million for the three months ended March 31, 2005. Research and development expenses increased from 32.5% to 36.9% as a percentage of total revenues, resulting from the proportionately lower revenue base.

    Amortization of Intangible Assets

    Amortization expense for the three months ended March 31, 2005 was EUR 0.2 million as compared to EUR 0.5 million for the three months ended March 31, 2004, a decrease of 46%. Amortization expense decreased as certain intangible assets reached the end of their useful lives.

    Operating Loss

    We reported an operating loss of EUR 4.6 million for the three months ended March 31, 2005 and EUR 2.7 million for the three months ended March 31, 2004. This increase in operating loss was primarily due to a lower gross margin in the first three months ended March 31, 2005.

    Interest Income, net

    Interest and similar income, net from the Company's investments (primarily short-term deposits and securities) was EUR 0.2 million for the three months ended March 31, 2005 and EUR 0.4 million for the three months ended March 31, 2004 reflecting mainly higher cash equivalents and marketable securities balances during the first three months ended March 31, 2004.

    Foreign Currency Exchange Gains and Losses, net

    Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange gains, net were EUR 0.5 million for the three months ended March 31, 2005 compared with foreign currency exchange losses of EUR
0.1 million for the three months ended March 31, 2004.

    Recovery of Investment

    In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited ("ESM") was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover EUR 28 thousand and EUR 54 thousand for the three months ended March 31, 2005 and 2004, respectively.

    Income Taxes

    Income tax expense was EUR 0.1 million for the three months ended March 31, 2005 compared with an income tax benefit of EUR 0.8 million for the three months ended March 31, 2004. Due to further losses incurred in the period ended March 31, 2005, we have not recognized deferred tax assets on additional tax-loss carryforwards. As a result the company reports an income tax expense for the three months ended March 31, 2005 as compared to an income tax benefit for the corresponding period in the prior year, in which deferred tax assets on tax loss carryforwards were recognized.

    Net Loss

    For the reasons described above, we reported net loss of EUR 4.0 million for the three months ended March 31, 2005 compared with net loss of EUR 1.5 million for the three months ended March 31, 2004.

    Liquidity and Capital Resources

    Cash flows

    Cash provided by operating activities was EUR 1.8 million for three months ended March 31, 2005 compared with cash provided by operating activities of EUR 3.8 million for the three months ended March 31, 2004. In the three months ended March 31, 2005, our working capital (excluding cash and cash equivalents and marketable securities) decreased primarily due to lower trade accounts receivable, partially offset by lower trade accounts payable. This resulted in an operating cash inflow. In the three months ended March 31, 2004, our working capital (excluding cash and cash equivalents and marketable securities) decreased primarily due to higher trade accounts payable and contractually required refunds of advanced payments (classified in the balance sheet under "Prepaid expenses") from a silicon supplier in proportion to our wafer purchases, partially offset by an increased inventory level. This resulted in an increase in related operating cash inflow.
    Cash used for investing activities was EUR 1.0 million for the three months ended March 31, 2005 compared with EUR 5.3 million for the three months ended March 31, 2004. Cash used for investing activities for the three months ended March 31, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of EUR 1.1 million, partially offset by a payment we received in connection with the recovery of the investment in ESM Limited of EUR 28 thousand. Cash used for investing activities for the three months ended March 31, 2004 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and electronic data processing equipment of EUR 3.3 million, the increase in marketable securities of EUR 1.9 million and the purchase of software, licenses and patents of EUR 0.2 million.

    Liquidity

    At March 31, 2005 we had EUR 14.8 million in cash and cash equivalents and EUR 17.2 million in marketable securities. Our working capital was EUR 63.7 million.
    Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares in 1999 and 2000, short-term borrowings, the recovery of the investment in ESM Limited and in 2003 the early repayment of a deposit from Chartered. As of March 31, 2005 we had no long-term debt. We expect to reduce our working capital in 2005, thereby increasing our cash and cash equivalents and marketable securities in 2005. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.
    If necessary, we have available for use a short-term credit facility of EUR 12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At March 31, 2005 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

    Backlog

    In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. "Ship-to-line" agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

   Unaudited Interim Consolidated Financial Statements
   Interim Consolidated Income Statement


                                              Three monthsThree months
                                               ended March ended March
(in thousands of EUR, except per                31, 2005    31, 2004
share data)                              Notes (unaudited) (unaudited)
----------------------------------------------------------------------

Revenues                                    3      18,596      23,000
----------------------------------------------------------------------
Cost of sales                                     (13,495)    (15,060)
----------------------------------------------------------------------
Gross margin                                        5,101       7,940
----------------------------------------------------------------------

Selling and marketing expenses                     (1,433)     (1,228)
----------------------------------------------------------------------
General and administrative expenses                (1,209)     (1,460)
----------------------------------------------------------------------
Research and development expenses                  (6,861)     (7,474)
----------------------------------------------------------------------
Amortization of intangible assets                    (244)       (452)
----------------------------------------------------------------------
Operating loss                                     (4,646)     (2,674)
----------------------------------------------------------------------

Interest income, net                                  152         359
----------------------------------------------------------------------
Foreign currency exchange gains and
 losses, net                                          539        (111)
----------------------------------------------------------------------
Recovery of investment                                 28          54
----------------------------------------------------------------------
Result before income taxes                         (3,927)     (2,372)
----------------------------------------------------------------------

Income tax expense (benefit)                          (63)        836
----------------------------------------------------------------------
Net loss                                           (3,990)     (1,536)
----------------------------------------------------------------------

Loss per share
Basic and diluted                                   (0.09)      (0.03)
----------------------------------------------------------------------
Weighted average number of shares (in
 thousands)
Basic and diluted                                  44,094      43,998
----------------------------------------------------------------------


    The accompanying notes are an integral part of these Consolidated Financial Statements

   Interim Consolidated Balance Sheets


                                                 At March 31,   At
                                                     2005     December
(in thousands of EUR)                       Notes (unaudited) 31, 2004
----------------------------------------------------------------------

ASSETS
Cash and cash equivalents                             14,787   13,977
----------------------------------------------------------------------
Trade accounts receivable, net                        13,199   24,036
----------------------------------------------------------------------
Inventories                                    5      28,981   29,794
----------------------------------------------------------------------
Marketable securities                          6      17,162   17,542
----------------------------------------------------------------------
Prepaid expenses                                         659      616
----------------------------------------------------------------------
Other current assets                                     337      281
----------------------------------------------------------------------
Total current assets                                  75,125   86,246
----------------------------------------------------------------------

Property, plant and equipment, net                    20,412   21,238
----------------------------------------------------------------------
Intangible assets                              7       2,958    3,144
----------------------------------------------------------------------
Deposits                                                 196      194
----------------------------------------------------------------------
Deferred taxes                                        16,145   16,125
----------------------------------------------------------------------
Prepaid expenses                                       1,077    1,077
----------------------------------------------------------------------
TOTAL ASSETS                                         115,913  128,024
----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Trade accounts payable                                 8,025   15,429
----------------------------------------------------------------------
Accrued expenses                                       3,031    3,084
----------------------------------------------------------------------
Income taxes payable                                       6        9
----------------------------------------------------------------------
Other current liabilities                                349    1,275
----------------------------------------------------------------------
Total current liabilities                             11,411   19,797
----------------------------------------------------------------------

Ordinary Shares                                        7,028    7,028
----------------------------------------------------------------------
Additional paid-in capital                           168,790  168,782
----------------------------------------------------------------------
Accumulated deficit                                  (70,118) (66,328)
----------------------------------------------------------------------
Accumulated other comprehensive loss                    (906)    (958)
----------------------------------------------------------------------
Employee stock purchase plan shares                     (292)    (297)
----------------------------------------------------------------------
Net Shareholders' equity                             104,502  108,227
----------------------------------------------------------------------

----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           115,913  128,024
----------------------------------------------------------------------


    The accompanying notes are an integral part of these Consolidated Financial Statements

   Interim Consolidated Statements of Cash Flows


                                              Three months Three months
                                               ended March ended March
                                                 31, 2005    31, 2004
(in thousands of EUR)                          (unaudited) (unaudited)
----------------------------------------------------------------------

Cash flows from operating activities:
Net loss                                           (3,990)     (1,536)
----------------------------------------------------------------------
Adjustments to reconcile net loss to net cash
 provided by operating activities:
Recovery of investment                                (28)        (54)
----------------------------------------------------------------------
Restructuring and related impairment charges            -        (388)
----------------------------------------------------------------------
Stock compensation                                    200         142
----------------------------------------------------------------------
Depreciation of property, plant and equipment       1,863       3,107
----------------------------------------------------------------------
Amortization of intangible assets                     244         452
----------------------------------------------------------------------
Change in deferred taxes                               55        (845)
----------------------------------------------------------------------
Changes in current assets and liabilities:
Trade accounts receivable                          10,837        (315)
----------------------------------------------------------------------
Inventories                                           813      (4,050)
----------------------------------------------------------------------
Prepaid expenses                                      (39)        731
----------------------------------------------------------------------
Trade accounts payable                             (7,408)      6,975
----------------------------------------------------------------------
Other assets and liabilities                         (719)       (376)
----------------------------------------------------------------------
Cash provided by operating activities               1,828       3,843
----------------------------------------------------------------------
Cash flows from investing activities:
Recovery of investment                                 28          54
----------------------------------------------------------------------
Purchases of property, plant and equipment         (1,068)     (3,256)
----------------------------------------------------------------------
Purchases of intangible assets                         (5)       (196)
----------------------------------------------------------------------
Purchase of marketable securities                       -      (8,497)
----------------------------------------------------------------------
Sale of marketable securities                           -       6,560
----------------------------------------------------------------------
Cash used for investing activities                 (1,045)     (5,335)
----------------------------------------------------------------------
Cash flows from financing activities:
Sale of employee stock purchase plan shares            13           2
----------------------------------------------------------------------
Cash provided by financing activities                  13           2
----------------------------------------------------------------------
Cash provided by (used for) operating,
 investing and financing activities                   796      (1,490)
----------------------------------------------------------------------
Effect of foreign exchange rate changes on
 cash and cash equivalents                             14          31
----------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                          810      (1,459)
----------------------------------------------------------------------
Cash and cash equivalents at beginning of
 period                                            13,977       8,109
----------------------------------------------------------------------
Cash and cash equivalents at end of period         14,787       6,650
----------------------------------------------------------------------


    The accompanying notes are an integral part of these Consolidated Financial Statements

   Interim Consolidated Statements of Changes in Shareholders' Equity


                                                                                     Accumulated other
                                                                                     comprehensive loss
                                                                                                       Employee
                                                                                                         stock
                                                              Additional Accumu-  Currency   Available   purchase
                                                      Ordinary paid-in   lated   translation for sale    plan
(in thousands of EUR)                                  Shares   capital  deficit adjust-ment securities  shares  Total
------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003                            6,737   168,795 (60,790)       (915)       (69)     (26)113,732
------------------------------------------------------------------------------------------------------------------------
Net loss                                                    -         -  (1,536)          -          -        -  (1,536)
------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                           -         -       -         229        (25)       -     205
------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                         (1,332)
------------------------------------------------------------------------------------------------------------------------
Sale of employee stock purchase plan shares                 -         -       -           -          -        2       2
------------------------------------------------------------------------------------------------------------------------
Equity settled transactions, net of tax                     -         -     142           -          -        -     142
------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                               6,737   168,795 (62,184)       (686)       (93)     (24)112,545
------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2004                            7,028   168,782 (66,328)       (930)       (28)    (297)108,227
------------------------------------------------------------------------------------------------------------------------
Net loss                                                    -         -  (3,990)          -          -        -  (3,990)
------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                           -         -       -          86        (34)       -      52
------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                         (3,938)
------------------------------------------------------------------------------------------------------------------------
Sale of employee stock purchase plan shares                 -         8       -           -          -        5      13
------------------------------------------------------------------------------------------------------------------------
Equity settled transactions, net of tax                     -         -     200           -          -        -     200
------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2005                               7,028   168,790 (70,118)       (844)       (62)    (292)104,502
------------------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of these Consolidated Financial Statements

    Notes to the Interim Consolidated Financial Statements (Unaudited)
                 (in thousands of EUR unless otherwise stated)

    1. General

    a) Description of Business

    Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

    b) Vulnerability Due to Certain Significant Concentrations

    The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.
    The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 64% and 75% of the Company's total revenue for the three months ended March 31, 2005 and 2004, respectively.
    The Company's revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company's results of operations. The Company's sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company's reported results from operations.
    The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the three months ended March 31, 2005 five customers individually accounted for 10% or more of the Company's revenues. For the three months ended March 31, 2004 one customer individually accounted for more than 10% of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

    c) Basis of Presentation

    In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards
(IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005.
    Accordingly the accompanying interim consolidated financial statements have been prepared in accordance with IFRS and its interpretation adopted by the International Accounting Standards Board
(IASB). These are the Group's first consolidated interim financial statements.
    The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that financial instruments classified as available-for-sale are stated at their fair value.
    IFRS 1, First-Time Adoption of International Financial Reporting Standards, requires disclosures that explain how the transition from previous GAAP to IFRS affected the entity's reported financial position, financial performance and cash flows and to comply with each IFRS effective at the reporting date for its first IFRS financial statements. An entity shall prepare an opening IFRS balance sheet at the date of transition and present at least one year of comparative information under IFRS. Accordingly our date of transition to IFRS is the beginning of business on 1 January 2004 (opening IFRS balance sheet date). As a UK company, Dialog has to use its financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which are filed at Companies House for purposes of conversion from previous GAAP to IFRS.

    An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 9. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company's December 31, 2004 consolidated financial statements and the notes thereto, prepared in accordance with UK GAAP.
    The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

    2. Summary of Significant Accounting Policies

    Principles of Consolidation and Investments in Affiliated
Companies
    The consolidated financial statements include Dialog Semiconductor Plc and all of its owned subsidiaries:

Name                           Registered Office              Participation
---------------------------------------------------------------------------
                               Kirchheim/Teck - Nabern,
Dialog Semiconductor GmbH       Germany                         100%
---------------------------------------------------------------------------
Dialog Semiconductor (UK)
 Limited                       Swindon, UK                      100%
---------------------------------------------------------------------------
Dialog Semiconductor Inc       Clinton, New Jersey, USA         100%
---------------------------------------------------------------------------
Dialog Semiconductor KK        Tokyo, Japan                     100%
---------------------------------------------------------------------------

    All intercompany accounts and transactions are eliminated in consolidation.

    Cash and Cash Equivalents

    Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

    Marketable Securities

    Marketable securities at March 31, 2005 and December 31, 2004 consist of exchange traded funds that are classified as available-for-sale and are accounted for on the basis of the settlement date and recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Any impairment losses on available-for-sale security are charged to earnings. Interest income is recognized when earned.

    Inventories

    Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

    Trade Accounts Receivable

    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management, considering current information and events regarding the customers' ability to repay their obligations, considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any credit losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In the profit and loss account, impairment losses are included in sales and marketing expenses. Recoveries of trade receivables previously written-off are recorded when received. Reversals of impairment losses, if any, would be included in other operating income. The Company does not have any off-balance-sheet credit exposure related to its customers.

    Property, Plant and Equipment

    Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Equipment              Useful life
Test equipment         3 to 8 years
----------------------------------------------
Leasehold improvements Shorter of useful life
                        or lease term
----------------------------------------------
Office and other
 equipment             3 to 13 years
----------------------------------------------

    Intangible Assets

    Purchased intangible assets with estimable useful lives primarily consist of licenses, software and patents and are recorded at acquisition cost less accumulated amortization. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 17 years.

    Accounting for Goodwill

    Goodwill represents the excess of purchase price over fair value of net assets of businesses acquired. In accordance with IFRS 1, we do not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Therefore the carrying amount of goodwill in the opening IFRS balance sheet is the carrying amount under previous GAAP at the date of transition to IFRS. We previously have amortized goodwill over a five year period resulting in a zero balance as of December 31, 2003 in our UK GAAP financial statements. Accordingly, goodwill is not recorded as an asset in our IFRS financial statements.

    Impairment of Long-Lived Assets

    In accordance with IAS 36, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In accordance with IFRS 5, non-current assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

    Foreign Currencies

    The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in financial income, net at each reporting period. They result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity.

    Revenue Recognition

    Substantially all of the Company's revenue is derived from the sale of its products. Product revenue, net of discounts, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price of the transaction is fixed and determinable, and collectibility is reasonably assured.

    Product-Related Expenses

    Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized. Expenditures for advertising and sales promotion and for other sales-related expenses are charged to marketing expenses as incurred.

    Research and development costs

    Costs identified as research costs are expensed as incurred, whereas development costs are capitalized as an intangible asset and amortized if the Company can demonstrate all of the following:

    -- the technical feasibility of completing the intangible asset so that it will be available for use or sale.

    -- its intention to complete the intangible asset and use or sell it.

    --  its ability to use or sell the intangible asset.

    -- how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if is to be used internally, the usefulness of the intangible asset.

    -- the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

    -- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

    As these conditions were not satisfied, development costs have not been capitalized as an intangible asset.

    Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates that have been enacted or substantially enacted by the balance sheet date expected to apply to taxable income in the years, in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

    Stock-Based Compensation

    The Company has established a share option scheme under which employees and executive directors may be granted stock options to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Expectations of early exercise are accounted for within the average life of the options.

    Derivative Instruments and Hedging Activities

    The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company applies IAS 39 which provides guidance on accounting for all derivative instruments, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities.

    Earnings (Loss) per Share

    Earnings (loss) per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in each of the two periods presented in these interim financial statements, only basic per share amounts have been presented for those periods. Had the Company reported net income in the three months ended March 31, 2005 and 2004, the weighted average number of shares outstanding would have potentially been diluted by 3,257,040 and 3,436,808 stock options, respectively (not assuming the effects of applying the treasury stock method).

    Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.



                                                       Interim Report Q1 2005 13

3.  Segment Reporting

     Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company's principal sales markets.

a) Business Segments


                  Three months ended March  Three months ended March
                     31, 2005 (unaudited)      31, 2004 (unaudited)
(in thousands of           Automotive/               Automotive/
 EUR)             Wireless Industrial Total Wireless Industrial Total
----------------------------------------------------------------------

Revenues           11,978      6,618 18,596  17,295      5,705 23,000
----------------------------------------------------------------------
Operating loss (1) (4,445)      (201)(4,646) (1,681)      (993)(2,674)
----------------------------------------------------------------------

(1) Certain overhead costs are allocated mainly based on sales and headcount.
b) Geographical Segments - Revenues by shipment destination


                                              Three months Three months
                                               ended March  ended March
                                                31, 2005    31, 2004
(in thousands of EUR )                         (unaudited) (unaudited)
----------------------------------------------------------------------

Germany                                             2,829       9,932
----------------------------------------------------------------------
Austria                                             2,349       1,662
----------------------------------------------------------------------
Hungary                                             2,107       1,226
----------------------------------------------------------------------
Other European countries                              920         985
----------------------------------------------------------------------
Taiwan                                              2,202         277
----------------------------------------------------------------------
Japan                                               1,988         304
----------------------------------------------------------------------
China                                               1,690       5,187
----------------------------------------------------------------------
Other countries                                     4,511       3,427
----------------------------------------------------------------------
                                                   18,596      23,000
----------------------------------------------------------------------


4.  Stock-Based Compensation
Stock option plan activity for the period ended March 31, 2005 was as follows:


                                                             Weighted
                                                              average
                                                              exercise
                                                              price in
                                                    Options     EUR
Outstanding at beginning of year                   3,299,406     2.34
----------------------------------------------------------------------
Granted                                               59,400     1.57
----------------------------------------------------------------------
Exercised                                            (54,226)    0.55
----------------------------------------------------------------------
Forfeited                                            (47,540)    3.49
----------------------------------------------------------------------
Outstanding at period end                          3,257,040     2.34
----------------------------------------------------------------------
Options exercisable at period end                  1,777,462     1.56
----------------------------------------------------------------------


    The Company established an employee share option trust (the
"Trust"). The Trust purchases shares in the Company for the benefit of employees under the Company's share option scheme. At March 31, 2005 the Trust held 1,944,384 shares.

    5. Inventories

    Inventories consisted of the following at March 31, 2005 and December 31, 2004:

                                                     At March 31,      At
                                                         2005       December
(in thousands of EUR)                                (unaudited)   31 2004
----------------------------------------------------------------------------
Raw materials                                              8,243      9,893
----------------------------------------------------------------------------
Work-in-process                                           12,767     13,906
----------------------------------------------------------------------------
Finished goods                                             7,971      5,995
----------------------------------------------------------------------------
                                                          28,981     29,794
----------------------------------------------------------------------------

    6. Marketable Securities

    The Company has invested in highly liquid "investment grade" rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:


                                     At March 31, 2005 (unaudited    At December 31, 2004
                                                       Unrealized                 Unrealized
                                                  Fair      gain             Fair       gain
(in thousands of EUR)                    Cost    value    (loss)    Cost    value      (loss)
---------------------------------------------------------------------------------------------
Debt based funds                       17,252   17,162       (90) 17,581   17,542        (39)
---------------------------------------------------------------------------------------------

    7. Intangible assets

    Intangible assets subject to amortization represent licenses, patents and software:

                                                    At March 31,        At
                                                           2005     December
(in thousands of EUR)                                (unaudited)     31 2004
----------------------------------------------------------------------------
Gross carrying amount                                    12,090      12,001
----------------------------------------------------------------------------
Accumulated depreciation                                 (9,132)     (8,857)
----------------------------------------------------------------------------
Net carrying amount                                       2,958      3,144
----------------------------------------------------------------------------

    During the three months ended March 31, 2005, the Company acquired software and licenses for a total purchase price of EUR 5. The expected weighted average useful life of these assets is 4 years. The aggregate amortization expense for the three months ended March 31, 2005 and 2004 was EUR 244 and EUR 452, respectively. Amortization expense of the gross carrying amount of intangible assets at March 31, 2005 is estimated to be EUR 641 for the remainder of 2005, EUR 499 in 2006, EUR 410 in 2007, EUR 386 in 2008 and EUR 379 in 2009.

    8. Directors' Holdings

    Directors' Holdings at March 31, 2005 and December 31, 2004 were as follows:


                                          At March 31, 2005          At December 31, 2004
                                           Shares       Options       Shares        Options
                                      Number          %           Number         %
---------------------------------------------------------------------------------------------
Roland Pudelko                        320,405     0.70   517,450 320,405     0.70    517,450
---------------------------------------------------------------------------------------------
Timothy Anderson                       75,166     0.16         -  75,166     0.16          -
---------------------------------------------------------------------------------------------
Michael Glover                        195,000     0.42         - 195,000     0.42          -
---------------------------------------------------------------------------------------------
Gregorio Reyes                         35,000     0.08         -  35,000     0.08          -
---------------------------------------------------------------------------------------------
Michael Risman                          1,172     0.00         -   1,172     0.00          -
---------------------------------------------------------------------------------------------
Jan Tufvesson                         175,062     0.38         - 175,062     0.38          -
---------------------------------------------------------------------------------------------
                                      801,805     1.74   517,450 801,805     1.74    517,450
---------------------------------------------------------------------------------------------

    9. Explanation of transition to IFRS

    As stated in note 1c), these are the Company's first consolidated financial statements prepared in accordance with IFRS.
    The accounting policies set out in note 2 have been applied in preparing the financial statements for the three months ended March 31, 2005, the comparative information presented in these financial statements for the three months ended March 31, 2004 and in the preparation of an opening IFRS balance sheet at January 1, 2004 (the Company's date of transition).
    In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

    Reconciliation of equity


                                             December 31, 2004           January 1, 2004
                                                Effect of                  Effect of
                                                 transition                 transition
(in thousands of EUR)             Notes  UK-GAAP   to IFRS    IFRS  UK-GAAP   to IFRS    IFRS
----------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                13,977          -  13,977   8,109          -   8,109
----------------------------------------------------------------------------------------------
Trade accounts receivable, net           24,036          -  24,036  14,338          -  14,338
----------------------------------------------------------------------------------------------
Inventories                              29,794          -  29,794  13,242          -  13,242
----------------------------------------------------------------------------------------------
Marketable securities                    17,542          -  17,542  44,900          -  44,900
----------------------------------------------------------------------------------------------
Deferred taxes                     9a    16,125    (16,125)      -  16,152    (16,152)      -
----------------------------------------------------------------------------------------------
Prepaid expenses                   9b     1,693     (1,077)    616   3,058       (927)  2,131
----------------------------------------------------------------------------------------------
Other current assets                        281          -     281     993          -     993
----------------------------------------------------------------------------------------------
Total current assets                    103,448    (17,202) 86,246 100,792    (17,079) 83,713
----------------------------------------------------------------------------------------------

Property, plant and equipment,
 net                                     21,238          -  21,238  20,590          -  20,590
----------------------------------------------------------------------------------------------
Intangible assets                         3,144          -   3,144   4,181          -   4,181
----------------------------------------------------------------------------------------------
Deposits                                    194          -     194     183          -     183
----------------------------------------------------------------------------------------------
Deferred taxes                     9a         -     16,125  16,125       -     16,152  16,152
----------------------------------------------------------------------------------------------
Prepaid expenses                   9b         -      1,077   1,077       -        927     927
----------------------------------------------------------------------------------------------
TOTAL ASSETS                            128,024          - 128,024 125,746          - 125,746
----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS'
 EQUITY
Trade accounts payable                   15,429          -  15,429   7,157          -   7,157
----------------------------------------------------------------------------------------------
Accrued expenses                          3,084          -   3,084   3,165          -   3,165
----------------------------------------------------------------------------------------------
Income taxes payable                          9          -       9      18          -      18
----------------------------------------------------------------------------------------------
Other current liabilities                 1,275          -   1,275   1,674          -   1,674
----------------------------------------------------------------------------------------------
Total current liabilities                19,797          -  19,797  12,014          -  12,014
----------------------------------------------------------------------------------------------

Issued capital                            7,028          -   7,028   6,737          -   6,737
----------------------------------------------------------------------------------------------
Share premium                        9c 168,505        277 168,782 168,527        268 168,795
----------------------------------------------------------------------------------------------
                                9c, 9d,
Accumulated deficit                9e   (67,009)       681 (66,328)(61,506)       716 (60,790)
----------------------------------------------------------------------------------------------
Reserves                         9d, 9e       -       (958)   (958)      -       (984)   (984)
----------------------------------------------------------------------------------------------
Employee stock purchase plan
 shares                                    (297)         -    (297)    (26)         -     (26)
----------------------------------------------------------------------------------------------
Net Shareholders' equity                108,227          - 108,227 113,732          - 113,732
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                   128,024          - 128,024 125,746          - 125,746
----------------------------------------------------------------------------------------------

    Reconciliation of net loss for the three months ended March 31,
2004


                                                                           Effect of
                                                                            transition
(in thousands of EUR, except per share data)                 Notes  UK-GAAP   to IFRS    IFRS
----------------------------------------------------------------------------------------------
Revenues                                                            23,000          -  23,000
----------------------------------------------------------------------------------------------
Cost of sales                                                 9f   (15,026)       (34)(15,060)
----------------------------------------------------------------------------------------------
Gross margin                                                         7,974          -   7,940
----------------------------------------------------------------------------------------------

Selling and marketing expenses                                9f    (1,219)        (9) (1,228)
----------------------------------------------------------------------------------------------
General and administrative expense                            9f    (1,449)       (11) (1,460)
----------------------------------------------------------------------------------------------
Research and development                                      9f    (7,387)       (87) (7,474)
----------------------------------------------------------------------------------------------
Amortization of intangible assets                                     (452)         -    (452)
----------------------------------------------------------------------------------------------
Exchange rate losses, net                                     9g      (159)       159       -
----------------------------------------------------------------------------------------------
Other operating income                                        9h        54        (54)      -
----------------------------------------------------------------------------------------------
Operating loss                                                      (2,638)       (36) (2,674)
----------------------------------------------------------------------------------------------

Interest income, net                                                   359          -     359
----------------------------------------------------------------------------------------------
Foreign currency exchange gains and losses, net               9g        48       (159)   (111)
----------------------------------------------------------------------------------------------
Recovery of investment                                        9h         -         54      54
----------------------------------------------------------------------------------------------
Expense from revaluation of marketable securities             9e       (35)        35       -
----------------------------------------------------------------------------------------------
Result before income taxes                                          (2,231)      (141) (2,372)
----------------------------------------------------------------------------------------------

Income tax benefit                                            9e       847        (11)    836
----------------------------------------------------------------------------------------------
Net loss                                                            (1,385)      (152) (1,536)
----------------------------------------------------------------------------------------------

Loss per share
Basic and diluted                                                    (0.03)     (0.00)  (0.03)
----------------------------------------------------------------------------------------------
Weighted average number of shares (in thousands)
Basic and diluted                                                   43,998     43,998  43,998
----------------------------------------------------------------------------------------------


    9a Deferred taxes

    In accordance with IAS 12.74, deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities. In addition, the deferred tax assets and the deferred tax liabilities must relate to income taxes levied by the same taxation authority for either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. This was the case for the Company's deferred tax assets and its deferred tax liabilities. Therefore the Company offset the deferred tax assets and liabilities. Furthermore, in accordance with IAS 1.70 deferred tax liabilities and assets should always be classified as non-current. Therefore, in the IFRS balance sheet the net amount of all deferred tax assets and liabilities is shown under non-current assets. Under UK-GAAP, the Company showed the net amount of its deferred tax assets under current assets.

    9b Prepaid expenses

    In accordance with IAS 1.57 an asset shall be classified as current, when it is expected to be realized within twelve months after the balance sheet date. Included in the Company's prepayments are advance payments, which are expected to be refunded to the Company after the next twelve months. This amount of the prepaid expenses is therefore shown under non current assets in the Company's IFRS balance sheet. Under UK-GAAP, the Company showed the total amount of prepaid expenses under current assets.
    9c Consideration received on the sale of stock purchase plan shares
    In accordance with IAS 32.33 the Company recognizes the consideration received on the sale of shares directly in equity. In the IFRS balance sheet the Company presents the gain on the sale of those shares as additional share premium. In the Company's UK-GAAP balance sheet, the Company presents this gain within the accumulated deficit.

    9d Currency translation adjustment

    In accordance with IAS 21.39(c) and IAS 21.44 exchange differences resulting from the translation of the financial statements of foreign entities for incorporation in the Company's financial statements, shall be recognized as a separate component of equity. In the Company's UK-GAAP Balance sheet this equity component has been presented within the Company's accumulated deficit.

    9e Gains or losses on available-for-sale financial assets

    In accordance with IAS 39.55 (b) a gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognized directly in equity through the statement of changes in equity until the financial asset is derecognized. The Company considers it best practice, to show this equity component in a separate line item within the equity section of its IFRS balance sheet. In the Company's UK-GAAP financial statements such a gain or loss is shown as an income or an expense in the profit and loss account in the line "Expense from revaluation of marketable securities" with the relating tax effect in the line "income tax benefit". Accordingly in the Company's UK-GAAP Balance sheet the net effect of such a gain or loss from the revaluation of marketable securities is presented within the Company's accumulated deficit.

    9f Equity settled share based payment transactions

    In accordance with IFRS 2.8 goods or services received or acquired in a share based payment transaction which do not qualify for recognition as assets, are recognized as expenses. The Company has a stock-based employee compensation plan which allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity (IFRS2.7). The Company considers it best practice to increase retained earnings for the corresponding goods and services received. In the Company's IFRS Profit and Loss account, the employee expense is allocated to the corresponding operating expenses. Under UK-GAAP, no expense and no increase in equity is recorded for equity settled share based payment transactions.

    9g Foreign currency exchange gains and losses

    For UK-GAAP, the Company allocates its foreign currency exchange gains and losses into operating and non-operating expenses. In the IFRS Profit and loss account all foreign currency exchange gains and losses are classified as non-operating expenses.

    9h Recovery of investment

    The Company recovered a part of an investment which previously was written off (for further information see Note 7 to the Company's December 31, 2004 consolidated financial UK-GAAP statements). For UK-GAAP, the Company shows this benefit within the operating result. In the IFRS Profit and loss account this benefit is shown as non-operating income.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           DIALOG SEMICONDUCTOR PLC

Date April 20, 2005                        By /s/ ROLAND PUDELKO
     --------------                           ------------------

                                           Roland Pudelko
                                           Executive Director, CEO and President